ISSUER FREE WRITING PROSPECTUS
filed pursuant to Rule 433
Registration Statement No. 333-169984
December 22, 2010
“When issued” trading in Ivanhoe Mines rights begins December 23, 2010, in advance of planned start of regular rights trading in early January 2011
TORONTO, CANADA — Ivanhoe Mines announced today that rights to be issued under the company’s previously announced rights offering will begin trading on a “when issued” basis on Thursday, December 23, 2010, on the Toronto Stock Exchange (TSX) under the symbol “IVN.RT,” on the New York Stock Exchange (NYSE) under the symbol “IVN RT WI” and on the NASDAQ Stock Market under the symbol “IVN.Z.”
Rights may trade on a “when issued” basis before they are formally issued and the resulting conditional transactions are settled after the rights have been issued to shareholders.
The “when issued” trading of Ivanhoe rights on the TSX will cease on December 31, 2010, and “regular way” trading will begin on January 4, 2011, under the symbol “IVN.RT.” The “when issued” trading of Ivanhoe rights will end on both the NYSE and NASDAQ on January 5, 2011, and “regular way” trading will begin on January 6, 2011, on the NYSE under the symbol “IVN RT” and on NASDAQ under the symbol “IVN.R.”
Details of the rights offering — which is expected to raise up to US$1.2 billion to help finance construction of the Oyu Tolgoi copper-gold mine development in Mongolia — are contained in the final prospectus dated December 16, 2010, that is available on Sedar and EDGAR and were summarized in the news release issued by Ivanhoe Mines on December 18, 2010.
Other key terms include:
•	Each Ivanhoe Mines shareholder will receive one transferable right for each common share owned as of December 31, 2010, which is the record date for the rights offering.

•	Every 100 rights will allow the holder to purchase 15 common shares of Ivanhoe. Every 20 rights, for example, will entitle the holder to purchase three shares. Each holder may choose a subscription price of either US$13.88 per share or CDN$13.93 per share.

•	The US and Canadian subscription prices represent traditional global rights offering discounts of approximately 43% and 44% respectively to the weighted-average closing prices of US$24.53 on the NYSE and CDN$24.73 on the TSX over the five trading days prior to December 16, 2010.

•	“Regular way” trading of the rights on the TSX will stop at 12 noon Eastern Standard Time (EST) on January 26, 2011. On the NYSE and NASDAQ, “regular way” trading of the rights will stop at the close of trading on January 25, 2011.

•	A rights-offering prospectus and rights certificate will be mailed to each shareholder of record on January 5, 2011, subject to applicable law.

•	Shareholders who do not wish to exercise their rights to buy new common shares under the offering will have the option of selling the rights that they receive from Ivanhoe Mines through the TSX, the NYSE or NASDAQ.

•	The rights offering will expire at 5:00 p.m. (EST) on January 26, 2011. Rights not exercised prior to the expiry will be void and of no value.

•	The rights offering is scheduled to close on February 2, 2011.

•	Shareholders who do not exercise all of their rights will have their present ownership interests in Ivanhoe Mines reduced, as a percentage of the total outstanding common shares, as a result of the rights offering.

•	Approximately 85 million common shares are expected to be issued under the rights offering, which would represent approximately 15.0% of Ivanhoe’s outstanding shares as of the date of the prospectus.
Persons trading in the “when issued” market should be aware that the acquisition and beneficial ownership reporting rules under Canadian securities laws will apply to purchases of “when issued” rights of Ivanhoe Mines; U.S. beneficial ownership reporting rules also will apply.
This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Ivanhoe Mines (www.ivanhoemines.com)
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 62% interest in Ivanhoe Australia (TSX & ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830
Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, whether or not the above contemplated rights offering or project-finance package will be successfully completed in the future and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the rights offering prospectus or in the Company’s Annual Information Form, which are filed on Sedar and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The issuer has filed a registration statement (including a prospectus) with the SEC for the rights offering to which this communication relates. Before investing, individuals should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the rights offering. The documents are available free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer or dealer managers participating in the rights offering will arrange to send you the prospectus if you request it by calling toll-free 1-877-858-5407.

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